

BROWNRIGG

Hard Cider

SODO·SEATTLE

MOSTLY LOCAL  ALWAYS CRAFTY



BROWNRIGG
Hard Cider

SODO · SEATTLE

Why us?

We are an award-winning producer of fast-selling and distinct hard apple cider.





Double Gold
Fig Leaf Cider
Cidercraft Magazine Best Ciders of 2018

Double Gold
White Peach Basil Cider
Sip Magazine Best of the Northwest 2019

- Retail sales up 37% in 2020
- Sales 173% increase 2018 over 2019
- Hard cider demand up 10% in the Pacific Northwest
- Popular Seattle taproom in prime location



BROWNRIGG

Hard Cider

SODO·SEATTLE

People love it

5-stars rated on Google, Yelp & Facebook.

 Brownrigg Hard Cider
426 S Massachusetts St Unit #B, Seattle, WA

5.0 ★★★★★

 **1. Brownrigg Hard Cider**



Cideries

f ★ 5 out of 5 ⓘ

"...[m]y friends were in from out of town and one of them loves hard cider. So we decided to hit a few of the usual suspects and a few smaller ones in between. Out of the 5 or 6 cideries we hit, all of us tonight that Brownrigg Hard Cider was THE BEST."
—P J, (Bellevue, WA- Yelp)

"Brownrigg Cider has changed my cider life. It is now the standard by which I measure all cider."
—Becky D (San Francisco, CA- Yelp)

"I can't rave enough about this cider. Perfectly balanced. Unique flavors you are not going to find anywhere else. Fresh product much of what is coming From Chris's own orchard."
—Vanessa L (Federal Way, WA- Yelp)

"Hands down one of the best ciders I've had!"
— Kristina Messenger (Google)



Our sales are strong

But we have hit a plateau and need some infrastructure growth.

Sales

$20,000	
$18,000	
$16,000	
$14,000	
$12,000	
$10,000	
$8,000	
$6,000	
$4,000	
$2,000	

Q4 2017 · Q1 2018 · Q2 2018 · Q3 2018 · Q4 2018 · Q1 2019 · Q2 2019 · Q3 2019 · Q4 2019 · Q1 2020

BROWNRIGG
Hard Cider
SODO·SEATTLE

Located 1/2 mile from Seattle stadiums





1st Ave S
Dave Niehaus Way S
Silver Cloud Hotel - Seattle Stadium
1st Ave S
The Hawks Nest
1st Ave S
Cue Athletics
Gridiron Condominiums
Clatter&Din, Inc
PSBL Sodo
Occidental Ave S
Seattle Mariners
T-Mobile Park
Holy Smoke BBQ
Takeout
Occidental Ave S
WaMu Theater
Temporarily closed
PayScale, Inc
Occidental Ave S
CENTURYLINK
FIELD
Edgar Martinez Dr S
S Royal Brougham Way
CenturyLink Field Event Center Parking
CenturyLink Field
Amtrak Maintenance Facility
3rd Ave S
3rd Ave S
4th Ave S
4th Ave S
Pacific Office Automation
King County Metro Ryerson Base
1000 4th Ave S Parking
Union State Parking Garage
Hard Cider

BROWNRIGG

Hard Cider



Demand for craft cider is up!

Our Taproom sales up 37% first 6 months of 2020 with PNW demand up 10% YOY.



2020/2019 Taproom Sales
Overall up 37%



Off-Premise Retail Sales Growth 2019, Year over Year

Nielsen LLC





Our cider is special

Our recipes take a culinary approach when combining fresh fruit juices with botanical, herbal and spiced elements.

- Natural (often orchard grown) ingredients
- 40+ unique recipes
- Vegan
- Low in sugar
- Unfiltered
- Gluten free
- Delicious



Rose Top Cider, Blood orange, rose and cardamom



Milestones/What's Next

2012-2020

- 2012 In SW England Chris has a revelatory cider experience and becomes a dedicated home cider maker
- 2014 Brownrigg Hard Cider incorporated
- 2017 Brownrigg Hard Cider opens
- 2019 Sales up 173% (year over year 2019/2018)
- 2020 Our taproom pivots to to-go sales during COVID-19, retail sales up 37%

2020-2023

- 2020 Hire Mariana Gonzalez as full time Assistant Cider Maker
- 2020 Infrastructure improvements including 2 new tanks and taproom makeover
- 2021 Introduction of our first canned cider for WA state distribution
- 2022 Wholesale sales to pre-covid levels, out of state canned cider available
- 2023 Second Seattle taproom opens, canned cider expansion increases



Our team is ready



Chris Brownrigg Principal, Cider Maker

A longtime home cider maker Chris transitioned careers from software to cider making in 2016. Opening the cidery in 2017, Chris was able to triple cider production by 2019 introducing a barrel ageing program and creating some 4 dozen unique recipes.



Mariana Gonzalez Partner, Assistant Cider Maker

Mariana became obsessed with Brownrigg Hard Cider in 2019, so she naturally decided to work with Chris to make cider and promote the product. In her free time, she volunteers at a greyhound shelter and goes hiking.



Robert E Well Partner, Graphic Designer, Brand Consultant

After relocating to Seattle, Robert's passion for photography spread to interest in digital imaging and graphic applications. With his experience in print production and graphic design, Robert brings a unique balance of technical and creative skill to his projects.



Ellen Maier Partner, Accounting Consultant

As a true Pacific Northwest native, Ellen relishes the cozier side of life. You'll usually find her cooking all day stews, knitting sweaters, and curling up on the couch with a good book and a coffee.



Millie Bobby Brownrigg Security, Pug Dog

Will bark at you until you are close enough to love on -- cider house mascot Millie enjoys people, walks and meal toppers. She is fierce and famous.



We will go far with your help!

Use of funds

- 2 new tanks will increase our infused cider production capacity by 10 times!
- Full time staff will give us vital additional days at the taproom and a 55% increase in production hours.
- A taproom makeover will allow us to offer more cider on tap and a quicker, safer customer experience.



Thank You!







